UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney Scott R. Williams Christopher R. Hale Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	John H. Butler Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Coty Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 27, 2019. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used in this Amendment but not defined shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8. “Additional Information” is hereby amended and supplemented to include the following:

Expiration of the Offer.

The Company has been informed of the following by Offeror:

•

At 5:00 P.M., New York City time, on Friday, April 26, 2019 (the “Expiration Date”), the Offer expired as scheduled and was not further extended. Offeror was advised by Computershare Trust Company, N.A., the depositary for the Offer that, as of the Expiration Date, more than 150,000,000 Shares (excluding all Shares delivered pursuant to Notice of Guaranteed Delivery for which certificates have not yet been delivered) were validly tendered into and not withdrawn from the Offer.

•

The number of Shares tendered into the Offer satisfies the Minimum Tender Condition. All other conditions to the Offer having been satisfied or waived on April 26, 2019, Offeror intends to, pending final proration as described in the Offer to Purchase, accept for payment 150,000,000 Shares validly tendered into and not withdrawn from the Offer or otherwise delivered pursuant to Notice of Guaranteed Delivery. As the number of Shares validly tendered into the Offer and not withdrawn as of the Expiration Date exceeded the number of Shares subject to the tender offer, proration will apply. Information regarding preliminary and final proration results and other information regarding the consummation of the Offer, including the anticipated date the Offeror will deliver payment for the Shares, should be obtained from Offeror. Immediately following Offeror’s purchase of the Shares pursuant to the Offer, Offeror and its affiliates will beneficially own approximately 450,908,041 Shares, representing approximately 60% of the issued and outstanding Shares of the Company.

On April 29, 2019, the Company issued a press release announcing the matters described above. A copy of the press release is hereby furnished as Exhibit (a)(8) to this Amendment.

Item 9.	Materials to be Filed as Exhibits.

Item 9. “Materials to be Filed as Exhibits” is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Document

(a)(8)	Press Release dated April 29, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen
Chief Legal Officer, General Counsel and Secretary

Dated: April 29, 2019